Exhibit 8.1
List of TORM plc Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization

TORM A/S	Denmark
TORM Middle East DMCC	United Arab Emirates
TORM Shipping India Private Limited	India
OMCI Marine Services Private Limited	India
TORM Singapore Pte. Ltd.	Singapore
TORM Tanker Corporation	United States of America
TORM USA LLC	United States of America
TORM VesselCo UK Limited	United Kingdom
VesselCo 9 Pte. Ltd.	Singapore
VesselCo 12 Pte. Ltd.	Singapore
TORM SHIPPING (PHILS.), INC.	Philippines
Marine Exhaust Technology A/S	Denmark
ME Production A/S	Denmark
Gale Energy ApS	Denmark
Marine Exhaust Technology (Hong Kong) Ltd	China
ME Production (Zhejiang) Co, Ltd	China
Suzhou ME Production Technology Co, Ltd.	China